Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

Press Release

Prenetics, a Global Leader in Genomic and Diagnostic Testing, to Become Publicly Traded on the Nasdaq via Merger with Adrian Cheng’s Artisan Acquisition Corp.

•	Prenetics’ mission is to disrupt and decentralise the healthcare industry with a global opportunity of over US$1.3 trillion.
•	Prenetics’ multi-product healthcare ecosystem strategy is driven by prevention focused genomic testing, rapid diagnostics for COVID-19 and infectious diseases, and colorectal cancer screening. To date, Prenetics has performed more than 5 million tests globally.
•	Significant synergies with Adrian Cheng’s network of millions of members spanning across retail, hospitality, healthcare, property and other sectors.
•	The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion.
•	Total cash proceeds are expected to be up to US$459 million, including a fully committed PIPE and forward purchase agreements of US$120 million from Aspex, PAG, Lippo, Dragonstone, Xen Capital and others, and up to US$339 million of cash currently held in the trust account of Artisan Acquisition Corp.
•	Proceeds will allow Prenetics to continue its significant growth trajectory and will be used for strategic acquisitions, R&D, product roll out and geographic expansion into the United States, EMEA and Southeast Asia.

HONG KONG, September 16, 2021 – Prenetics Group Limited (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, and Artisan Acquisition Corp. (Nasdaq: ARTAU, “Artisan”), a special purpose acquisition company privately founded by renowned cultural entrepreneur Adrian Cheng, announced today they have entered into a definitive merger agreement. Through combining with Artisan, Prenetics will draw upon Adrian’s well-diversified business portfolio across retail, hospitality, healthcare, property and other strategic businesses, providing tremendous opportunities for closely aligned partnerships and allowing Prenetics to substantially expand its platform.

The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion, making Prenetics the first unicorn from Hong Kong to be publicly listed in any market.

Today, Prenetics is the #1 genomics and diagnostics testing company in Hong Kong and the United Kingdom. Prenetics has grown significantly since it was founded in 2014. Its revenue is projected to grow at 215% year-on-year from US$65 million in 2020 to US$205 million in 2021. Going forward, the Company is expected to continue its significant revenue growth trajectory with projected annual revenues of more than US$600 million in 2025.

With a world-class leadership team of tech, biotech and healthcare pioneers led by serial entrepreneur Danny Yeung, Prenetics is disrupting, decentralizing and reimagining the global US$1.3 trillion healthcare market through strong R&D and product innovation.

Most recently, Prenetics launched Circle HealthPod in Hong Kong, a CE-IVD point-of-care diagnostics and at-home rapid detection health monitoring system for infectious diseases, starting with COVID-19 and with R&D development work having begun on tests for influenza and STDs. With technology developed at the University of Oxford, individuals are provided with laboratory PCR-quality results in just 20 minutes on the device or on a smartphone, wherever they may be. Prenetics is seeking to get USA FDA EUA approval for the Circle HealthPod by Q1 2022. This aligns with President Biden’s comments on 9 September regarding the importance of rapid and at-home COVID-19 tests in managing the pandemic, with about 277 million tests in supply this month, and with a further need by manufacturers to ramp up testing capacity. Prenetics is increasing its manufacturing capability to be able to meet increased global demand. Prenetics believes the Circle HealthPod is a game-changer for the healthcare industry with the only global comparable in molecular point-of-care testing being Cue Health, which has recently filed for an IPO on Nasdaq.

Danny Yeung, CEO and Co-Founder, Prenetics said, “This announcement is a significant milestone for Prenetics and for Hong Kong entrepreneurs. Our goal is to decentralize healthcare by bringing it closer to millions of patients globally. I am humbled and honoured by Adrian’s trust in us, and we look forward to continuing to work closely across his extensive business network to deliver on the massive potential which exists to disrupt the healthcare market. With a strong existing business, an exciting product pipeline, and a clear M&A acquisition strategy for USA geographical expansion, we have first-mover advantage and are well-positioned for our next chapter of growth.”

Adrian Cheng, Founder of Artisan, said, “It was our core mission to seek out a high impact and high growth global company, and I am very pleased that we have found it with Prenetics. Danny has built a superb business with an inspirational team at all levels. I am also proud to support Prenetics in being the first Hong Kong unicorn to go public and to support local entrepreneurship. We share the vision to provide easily accessible and decentralized healthcare services to millions of people globally. I look forward to this ongoing partnership and, together, creating greater shared value for all."

Prenetics has a strong track record in commercializing frontier science

Prenetics has a proven track record in transforming frontier sciences into commercial products and solutions with a focus on prevention, diagnostics and personalized care to meet new market demand. Prenetics’ current product portfolio includes:

•	CircleDNA
o	World’s most comprehensive consumer DNA test with whole exome sequencing technology providing more than 500+ valuable health reports
•	Circle HealthPod
o	A CE-IVD point-of-care diagnostics and at-home rapid detection health monitoring system for infectious diseases, currently for COVID-19 and with R&D work underway for influenza and STDs, which will be rolled out in 2022
o	Technology developed at University of Oxford, with laboratory PCR quality results available in just 20 minutes on the device or on a smartphone
•	Project Screen
o	One-stop laboratory PCR testing solution for COVID-19 testing that provides testing services to up to 3,000 players and staff of the English Premier League on a regular basis
o	More than 5 million Covid-19 tests performed to-date; with clients including the Hong Kong government, Hong Kong International Airport, London Heathrow Airport, and several global corporates including Virgin Atlantic, Carnival Cruise Line, and Sky TV.

Strong R&D, robust product pipeline and geographical expansion to offer substantial growth potential

Prenetics has strong R&D and product innovation capabilities backed by an experienced in-house R&D team led by scientists from academia and prior roles with other prominent healthcare companies, such as Exact Sciences and EverlyWell. In addition, Prenetics has a strategic multi-year R&D collaboration with the University of Oxford which focuses on the development of molecular diagnostics and new assays (e.g., infectious disease, STDs).

The Company has a robust disruptive product pipeline with sizeable addressable markets, and is planning the launch of at least one key product each year for the next few years, including:

•	Non-invasive colon cancer stool DNA test, ColoClear, in 2022. ColoClear is the only cancer screening test approved by the NMPA. With the huge success of Exact Sciences’ ColoGuard product in the USA, Prenetics will look to replicate its proven success in Hong Kong and Southeast Asia.
•	At-home blood testing, Circle Snapshot, in 2022. With an innovative approach to collecting blood through a painless collection device, Circle Snapshot is expected to enable routine health checks to be performed at-home. Circle Snapshot’s launch geographies are expected to be Hong Kong, the United Kingdom, Southeast Asia and the United States.
•	Genetic testing, Circle Medical for physicians, in 2023. With the success of CircleDNA for consumers, Circle Medical will be a physician only product to specifically cater to a physician’s specialty such as heart health, carrier screening and more. While Invitae has pioneered medical genetic testing in the USA, Prenetics looks to do the same in Hong Kong, the United Kingdom and in Southeast Asia.

Transaction overview

Artisan entered into a definitive agreement to combine with Prenetics. The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion.

Upon completion of the transaction, estimated to be in the fourth quarter of 2021 or the first quarter of 2022, the combined company (“PubCo”)’s securities will be traded on the Nasdaq under the ticker symbol “PRE”.

As part of the transaction, Prenetics’ existing equity holders will roll 100% of their equity into PubCo, demonstrating their continued commitment to Prenetics growth strategy.

Prenetics will receive proceeds of up to US$459 million in cash, including the contribution of up to US$339 million of cash currently held in Artisan’s trust account, a fully committed PIPE and forward purchase agreements of US$120 million from Aspex, PAG, Lippo, Dragonstone, Xen Capital and others.

Advisors

UBS Securities LLC is acting as sole financial advisor and exclusive capital markets advisor to Artisan. Citigroup Global Markets Asia Limited is acting as sole financial advisor to Prenetics.

UBS Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are serving as placement agents on the PIPE. Skadden, Arps, Slate, Meagher & Flom LLP is serving as international legal counsel, and Mourant is serving as Cayman legal counsel, to Prenetics. Kirkland & Ellis LLP is serving as international legal counsel, and Appleby is serving as Cayman legal counsel, to Artisan. Shearman & Sterling LLP is serving as international counsel to the placement agents. KPMG LLP is serving as the auditor to Prenetics.

Investor Presentation

The investor presentation and an investor webcast hosted by the management teams of Prenetics and Artisan discussing the proposed business combination can be accessed by visiting: https://www.prenetics.com/investors

Prenetics and Artisan will also file the presentation with the SEC as an exhibit to a Current Report on Form 8-K, which can be viewed on the SEC’s website at www.sec.gov.

About Prenetics

Founded in 2014, Prenetics is a global leader in genomic and diagnostic testing that is disrupting and decentralising healthcare with a focus on prevention, diagnostics and personalized care. Prenetics is led by serial entrepreneur, Danny Yeung, and operational in 10 countries with a team of over 700. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing; Prenetics has received strategic funding from Prudential, Alibaba Group, Apis Partners, Beyond Ventures, Gobi Partners and more.

About Artisan

Artisan is a special purpose acquisition company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The company searches globally for a target with operations or prospects focusing on high-growth healthcare, consumer and technology sectors, and companies that it believes can be well-positioned for success in Greater China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this press release, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this press release include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Artisan, Prenetics and PubCo as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Enquiries:

For Prenetics:

Investors:

Sabrina Chan        +852 6421 7508

sabrina.chan@prenetics.com

Media:

Finsbury Glover Hering

Richard Barton     +852 9301 2056

Harry Florry          +852 9818 2239

Prenetics-HKG@finsbury.com

For Artisan:

Carol Huang +852 5406 7913

carolhuang@nwd.com.hk

Kate Fields +852 3110 4718

katefields@nwd.com.hk

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.